UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ________

Commission File Number 001-15274

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Safe Harbor 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024‑3698

REQUIRED INFORMATION
Form 11-K Annual Report
This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN

MONTGOMERY COSCIA GREILICH LLP

972.748.0300 p
972.748.0700 f

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Investment Committee,
Benefits Administration Committee, and
Human Resources Committee of
J.C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the J.C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Montgomery Coscia Greilich LLP

Montgomery Coscia Greilich LLP
We have served as the Plan’s auditor since 2015.
Plano, Texas
June 26, 2019

2500 Dallas Parkway, Suite 300 Plano, Texas 75093	300 Throckmorton Street, Suite 520 Fort Worth, Texas 76102	2901 Via Fortuna, Building 6, Suite 550 Austin, Texas 78746

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2018 and 2017

($ in thousands)	2018	2017
Assets:
Investments, at fair value:
Interest in Master Trust-Participant directed investments	$427,054	$438,005
Self-directed brokerage accounts-Participant directed investments	1,893	1,685
Total investments	428,947	439,690

Receivables:
J. C. Penney Company, Inc. contributions	580	452
Notes receivable from participants	20,751	19,300
Due from broker for securities sold	17	42
Interest and dividends	2	2
Total receivables	21,350	19,796
Total assets	450,297	459,486

Liabilities:
Due to broker for securities purchased	4	33
Total liabilities	4	33
Net assets available for benefits	$450,293	$459,453

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2018 and 2017

($ in thousands)	2018	2017
Additions and net income (loss) to net assets attributed to:
Investment income (loss) - Plan interest in Master Trust	$(30,952)	$54,122
Net appreciation (depreciation) - Self-directed brokerage accounts	(211)	286
Interest and dividends-Self-directed brokerage accounts	65	51
Net investment income (loss)	(31,098)	54,459
Interest income on notes receivable from participants	894	742
Contributions:
J. C. Penney Company, Inc., net of forfeitures	32,194	33,921
Participants	52,648	54,549
	84,842	88,470
Total additions and net income	54,638	143,671

Deductions from net assets attributed to:
Benefit payments	(72,104)	(57,737)
Administrative expenses	(150)	(117)
Total deductions	(72,254)	(57,854)
Increase (decrease) before transfers	(17,616)	85,817
Transfer from J.C. Penney Corporation, Inc. Savings, Profit Sharing and Stock Ownership Plan	8,456	373,636
Increase (decrease) after transfers	(9,160)	459,453
Beginning net assets available for benefits	459,453	—
Ending net assets available for benefits	$450,293	$459,453

See the accompanying notes to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

1. Description of Plan
The following description of the J. C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a)	General
The Plan is a defined contribution plan available to eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company and Plan Sponsor) and certain subsidiaries. Associates who were hired or rehired after Dec. 31, 2006, are not accruing a benefit in the J. C. Penney Corporation, Inc. Pension Plan (the Pension), and have attained age 21 are immediately eligible to participate in the Plan upon completing one hour of service. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The financial statements include all of the funds that comprise the Plan.
The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Newport Group, Inc. is the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee (BAC) is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) approves the Company’s overall benefit strategy for the Plan and any modifications or amendments to the Plan and is responsible for appointing members of the BAC and the BPIC and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank or Trustee) as the trustee for the Plan and Alight Solutions LLC as the third party administrator/record keeper for the Plan.

(b)	Payment of Benefits
Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. If the participant is under the age of 65 and the participant does not elect to receive the mandatory lump-sum distribution directly as a cash distribution, as a direct rollover to an eligible retirement Plan or as a direct rollover to an Individual Retirement Arrangement (IRA), then the participant’s mandatory lump-sum distribution will be automatically paid as a direct rollover to an IRA in the participant’s name with Millennium Trust Company. If a cash distribution is elected applicable taxes and early withdrawal penalties may apply. Certain Participants who have separated from service and who are 100% vested in the Company contributions may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law. Hardship withdrawals are permitted provided the requirements for financial hardship under IRS rules are met.

(c)	Contributions
Participants are permitted to make from 1% to 50% of their eligible pay in pre-tax, Roth and/or after-tax contributions (pre-tax and Roth contributions were subject to an annual maximum of $18,500 in 2018 and $18,000 in 2017). Federal law limits the amount of annual pay that can be taken into account when calculating your Plan deposits and Company matching contributions. This limit is determined by the IRS and changes from time to time. The limit was $275,000 in 2018 and $270,000 in 2017.
The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $6,000 during 2018 and 2017. These catch-up contributions, to the extent possible, are eligible for the Company’s matching contribution.
The Plan allows Participants who participated in another employer’s qualified retirement plan before coming to work for the Company to rollover a portion or all of their distributions from the prior employer’s plan. The Participant cannot rollover a loan from another plan. The Plan accepts eligible cash rollovers directly from another qualified retirement plan that meets certain legal requirements within 60 days after receipt of an eligible distribution. If the rollover is not a direct rollover, then only the taxable portion of the prior Roth 401(k) account may be rolled over and the Roth Begin Date doesn’t carryover. The associate is immediately vested in these contributions to the Plan.
Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $1.00 for every dollar deposited of the first 5% of eligible pay. If the participant is eligible to receive Company matching contributions, the participant is also eligible to receive a year-end true-up contribution to their account. Annually, the participant's prior year eligible pay will be compared to the prior year’s Company matching contributions. If the total amount of Company matching contributions that the participant received on a per-paycheck basis was less than the annualized amount of Company matching contributions that the participant should have received based on their effective contribution rate, they will receive a true-up contribution. The year-end true-up process will ensure the participant receives their full Company matching contributions. In some years the Company may choose to make an additional discretionary contribution to the Plan to eligible participants.
During 2018, the Company matching contributions, net of forfeitures, totaled approximately $31.6 million and the true-up contribution totaled approximately $0.6 million. During 2017, the Company matching contribution totaled approximately $33.4 million and the true-up contribution totaled approximately $0.5 million.

(d)	Participants’ Investment Funds
All Participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan’s investment funds in accordance with the Participant’s investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of target date retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of index funds, including the Penney Stock Fund. Tier 3 funds consist of the Participant directed brokerage window. The funds are maintained on a unit-value basis, and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e)	Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

(f)	Participants’ Loans
A Participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a Participant’s before-tax, Roth, Roth rollover, rollover and after-tax deposits on the valuation date, 50% of a Participant’s total vested account value on the valuation date, or $50,000 minus the highest aggregate balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding as of December 31, 2018 ranged from 4.25% to 9.25% and maturities through 2024. Loan amounts and the terms of repayment are limited in accordance with Plan provisions. Interest rates on the loans outstanding as of December 31, 2017 ranged from 4.25% to 7.61% and maturities through 2024. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g)	Vesting
Participants are immediately vested in the value of their deposits and earnings thereon. All Company contributions in the 401(k) Plan are 100 percent vested as soon as they are deposited into your account. If the participants account transferred from the J. C. Penney Corporation, Inc. Savings, Profit Sharing and Stock Ownership Plan (the 401(k) Savings Plan) to the Plan the non-vested portion of your Company contributions and any related earnings are subject to the vesting schedule of the 401(k) Savings Plan. Company contributions to the 401(k) Savings Plan and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service or if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing.

(h)	Forfeited Accounts
Forfeitures are available to restore forfeited amounts of rehired Participants, offset Company contributions, or pay Plan expenses. Forfeitures available as of December 31, 2018 and 2017, totaled $0.4 million and $0.2 million respectively. A portion of the forfeiture balance in 2018 is reserved for non-cashed checks paid to participants as part of the Ramirez v. J. C. Penney Corporation, Inc. litigation settlement. No forfeitures were utilized to offset company contributions during 2018 and in 2017 approximately $1.9 million in forfeitures were utilized to offset company contributions.

(i)	Expenses
Participants’ accounts share in the expenses to administer the Plan. These expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative expenses not paid by the Plan are paid by the Company.

(j)	Transfers from Affiliated Plan
Effective January 1, 2017, the Company added the J. C. Penney Corporation, Inc. Safe Harbor 401(k) Savings Plan (the Plan) that was made available for active employees hired or rehired on or after January 1, 2007. The Plan replaced the noncontributory Company retirement account previously provided for in the J. C. Penney Corporation, Inc. Savings, Profit‑Sharing and Stock Ownership Plan (401(k) Savings Plan). On January 1, 2017, net assets of approximately $367 million, which consisted of approximately $334 million in investments, $18 million in notes receivable from participants, and $15 million for the 2016 2% RAP company contribution receivable, were transferred into the Plan from the 401(k) Savings Plan. During 2018 and 2017 approximately $8 million and $7 million, respectively, in net assets was transferred to the Plan for participants who lost eligibility in the 401(k) Savings Plan and became eligible for the Plan.

(k)	Interest in Master Trust
The Plan participates in the J. C. Penney Corporation, Inc. Savings Plans Master Trust (Master Trust) along with the 401(k) Savings Plan. Certain investments of the Plan are maintained through the Master Trust. The value of the Plan's interest in the Master Trust is based on the beginning value of the Plan's interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan's allocated share of investment activities is based upon each plan's participation in investment options within the Master Trust.
2. Related Party and Party in Interest Transactions
Certain Master Trust investment options are investment products managed by State Street Global Advisors (SSgA), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. The trustee and investment manager fees are paid by the Plan.
As of December 31, 2018, the Master Trust held investments in J.C. Penney Company Inc. common stock totaling $14.8 million. During the year ended December 31, 2018, 6.4 million shares were acquired and 5.8 million were sold by the Master Trust. As of December 31, 2017, the Master Trust held investments in J.C. Penney Company Inc. common stock totaling $43.1 million. During the year ended December 31, 2017, 5.5 million shares were acquired and 5.0 million were sold by the Master Trust. All of these transactions are exempt from the prohibitions against party-in-interest transactions.
Eligible Participants may borrow from their individual account balance in the Plan as discussed in note 1(f), and these transactions qualify as exempt party-in-interest transactions.
Certain administrative functions and services necessary for the operation of the plan are performed by employees of the Company who may also be Participants in the Plan. The Plan pays reasonable compensation for those services.
3. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Valuation of Investments and Income Recognition
The Plan’s investments and investments in the Master Trust are stated at fair value. Purchases and sales of investments are recorded on a trade‑date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable From Participants
Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting-Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust reporting (A Consensus of the Emerging Issues Task Force). The guidance clarifies that for each master trust in which a plan holds an interest, the plan should report its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net asset available for benefits and statement of changes in net assets available for benefits . The guidance continues to require disclosure of a master trust's investments by general type and now additionally requires disclosure of the individual plan's dollar amount of its interest in the master trust's investments by general type. The update also clarifies that the master trust's other assets and liabilities and the individual plan's interest in each of those balances should be disclosed. The guidance eliminates the disclosure of a plan's percentage interest in the master trust for a plan with a divided interest in the individual investments of a master trust. The amendments are effective for the Plan beginning January 1, 2019 and are to be applied retrospectively. Earlier adoption is permitted. The Plan elected to adopt this new guidance early, beginning on January 1, 2017, and as a result, the Plan's financial statements are presented to conform to the requirements of ASU 2017-06.
4. Plan's Interest in Master Trust
As previously discussed, a majority of the investments of the Plan are maintained through the Master Trust at December 31, 2018 and 2017. A majority of the investments of the Plan are maintained through the Master Trust. Use of the Master Trust permits the commingling of Plan assets with the assets of the other Plan sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the record keeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets are allocated by the record keeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The following tables present the Master Trust net assets and the Plan's interest in the Master Trust net assets at December 31, 2018 and 2017:

	12/31/2018
($ in thousands)	Master Trust	Plan's Interest in Master Trust
Investments
J. C. Penney Company, Inc. common stock	$14,769	$2,683
Common and collective trusts, at fair value	1,589,478	394,878
Synthetic investment contracts:
Common and collective trusts, at fair value	632,089	29,059
Wrapper contracts	9,421	434
Synthetic investment contracts, at contract value	641,510	29,493
Total investments	2,245,757	427,054

Net assets available for benefits	$2,245,757	$427,054

	12/31/2017
($ in thousands)	Master Trust	Plan's Interest in Master Trust
Investments
J. C. Penney Company, Inc. common stock	$43,105	$5,476
Common and collective trusts, at fair value	1,812,847	404,199
Synthetic investment contracts:
Common and collective trusts, at fair value	706,257	28,346
Wrapper contracts	(412)	(16)
Synthetic investment contracts, at contract value	705,845	28,330
Total investments	2,561,797	438,005

Net assets available for benefits	$2,561,797	$438,005

The following table presents net investment income (loss) for the Master Trust and the Plan's interest in the Master Trust net investment income (loss) for the years ended December 31, 2018 and 2017:

($ in thousands)	2018	2017
Additions and net income (loss) to net assets attributed to:
Net appreciation (depreciation) in the fair value of investments	$(132,762)	$205,888
Interest	18,616	17,731
	(114,146)	223,619
Less investment expenses	(778)	(830)
Net investment income (loss)	(114,924)	222,789

Net purchases (sales)	(206,266)	(320,611)
Administrative expenses	(1,519)	(1,539)
Net (decrease) in assets	(322,709)	(99,361)

Net transfers	6,669	2,661,158

Beginning net assets available for benefits	2,561,797	—
Ending net assets available for benefits	$2,245,757	$2,561,797

Plan's interest in the Master Trust - net investment income (loss):	$(30,952)	$54,122

5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three‑level hierarchy for inputs used in measuring fair value, as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Master Trust's investments, the Plan's interest in the Master Trust's investments, and the investments in the self-directed brokerage accounts measured at fair value as of December 31, 2018:

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
Master Trust investments:
Common stock (a):
J. C. Penney Company, Inc.	$14,769	$—	$14,769
Common and collective trusts (b)	—	1,589,478	1,589,478
Common and collective trusts in synthetic investment contracts, at fair value	—	632,089	632,089
Total investments in the Master Trust, at fair value	14,769	2,221,567	2,236,336
Synthetic investment contracts, wrapper contracts, at contract value	—	—	9,421
Total investments in the Master Trust	$14,769	$2,221,567	$2,245,757

Plan's interest in Master Trust investments:
Common stock (a):
J. C. Penney Company, Inc.	$2,683	$—	$2,683
Common and collective trusts (b)	—	394,878	394,878
Common and collective trusts in synthetic investment contracts, at fair value	—	29,059	29,059
Total investments in the Master Trust, at fair value	2,683	423,937	426,620
Synthetic investment contracts, wrapper contracts, at contract value	—	—	434
Total plan's interest in the Master Trust investments	$2,683	$423,937	$427,054

Plan investments not in the Master Trust
Self-directed brokerage accounts (c):
Mutual funds	$531	$—	$531
Common stock	1,079	—	1,079
Other:
Cash and cash equivalents	3	—	3
Preferred stock	267	—	267
Partnerships	13	—	13
Total other	283	—	283
Total investments not in the Master Trust, at fair value	1,893	—	1,893
Total plan investments	$4,576	$423,937	$428,947

The following tables present a summary of the Master Trust's investments, the Plan's interest in the Master Trust's investments, and the investments in the self-directed brokerage accounts measured at fair value as of December 31, 2017 :

($ in thousands)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Input (Level 2)	Total
Master Trust investments:
Common stock (a):
J. C. Penney Company, Inc.	$43,105	$—	$43,105
Common and collective trusts (b)	—	1,812,847	1,812,847
Common and collective trusts in synthetic investment contracts, at fair value	—	706,257	706,257
Total investments in the Master Trust, at fair value	43,105	2,519,104	2,562,209
Synthetic investment contracts, wrapper contracts, at contract value	—	—	(412)
Total investments in the Master Trust	$43,105	$2,519,104	$2,561,797

Plan's interest in Master Trust investments:
Common stock (a):
J. C. Penney Company, Inc.	$5,476	$—	$5,476
Common and collective trusts (b)	—	404,199	404,199
Common and collective trusts in synthetic investment contracts, at fair value	—	28,346	28,346
Total investments in the Master Trust, at fair value	5,476	432,545	438,021
Synthetic investment contracts, wrapper contracts, at contract value	—	—	(16)
Total plan's interest in the Master Trust investments	$5,476	$432,545	$438,005

Plan investments not in the Master Trust
Self-directed brokerage accounts (c):
Mutual funds	$520	$—	$520
Common stock	860	—	860
Other:
Cash and cash equivalents	3	—	3
Preferred stock	289	—	289
Partnerships	13	—	13
Total other	305	—	305
Total investments not in the Master Trust, at fair value	1,685	—	1,685
Total plan investments	$7,161	$432,545	$439,690

Actual risk depends on the individual investments which are selected by each applicable participant.
As of December 31, 2018 and 2017, the plan’s investments have no future commitments and a daily redemption frequency with one days notice. In addition, the Plan’s investments had no transfers between levels 1 to 3 from December 31, 2017 to December 31, 2018 or from January 1, 2017 to December 31, 2017.
Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 3(b) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

(b)
Common and collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts, which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and end with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as related to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c)
Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
6. Synthetic Investment Contracts
In 2017, the Master Trust entered into two new synthetic investment contracts (SICs), while retaining three existing SICs, with certain insurance companies and financial institutions (the Contract Issuers). The SICs provide a crediting rate based on the performance of fixed income securities underlying each SIC and held by the Master Trust for the Plan.  SICs totaled $641.5 million and $705.8 million in the Master Trust as of December 31, 2018 and 2017, respectively. Additionally, there are no reserves against contract values for credit risk of the Contract Issuer or otherwise.
The SICs include wrapper contracts in order to manage the market risk and return of the investments and securities held by the SICs. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the   SICs , which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.
Specific coverage provided by each SIC may be different for each contract, and can be found in the individual SIC contracts held by the Master Trust. Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contracts terms, which is not corrected within the applicable cure period. Actions that may result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; failure to adhere to investment guidelines; and the bankruptcy or liquidation of the Plan sponsor.
7. Tax Status
The Plan is a spinoff of the J. C. Penney Corporation, Inc. Savings, Profit Sharing and Stock Ownership Plan (401(k) Savings Plan). The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated February 22, 2016 that the 401(k) Savings Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).
The Plan Administrator believes that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC. If, and when, the IRS modifies the determination letter process to allow for determination letter application for spinoff plans, the Company intends to apply for a determination letter for the Plan.
The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more likely than not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
8. Form 5500 Reconciliation
There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
9. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.
10. Risks and Uncertainties
The Plan and Master Trust invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN
EIN: 13-5583779 Plan #006
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
($ in thousands)

	(A) Identity of issue, borrower, lessor, or similar party, description of investment	(B) Description of Investment			Cost	Current Value
		Shares/Par	Rate of Interest	Maturity
*	Plan's interest in the Master Trust				(a)	$427,054
	Self directed brokerage accounts				(a)	1,893
	Total investments					428,947
	Notes receivable from participants:
*	Participant loans, interest rates ranging from 4.25% to 9.25% and maturities through 2024				(a)	20,751
	Total investments and notes receivable					$449,698
* Party-in-interest to the Plan.
(a) Cost omitted for participant-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAFE HARBOR 401(k) SAVINGS PLAN

By:    /s/ Steven Stark
Steven Stark
Plan Administrator

Date: June 27, 2019

INDEX TO EXHIBITS

Exhibit Number	Description
23.1*	Consent of Montgomery Coscia Greilich LLP

*     Filed herewith.